082-03430

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN RESOURCES AND CADISCOR RESOURCES WILL NOT PROCEED WITH PROPOSED BUSINESS COMBINATION

TORONTO – February 19, 2009: Tiomin Resources Inc. (TSX: TIO) ('Tiomin' or the 'Company') and Cadiscor Resources Inc. (CAO, TSX-V) ('Cadiscor') announced today that they will not proceed with the business combination as announced on February 10, 2009.

As a result of the recent announcement by Jaguar Financial Corp, Cadiscor and Tiomin mutually agreed to terminate the arrangements reached on February 09, 2009.

As part of the proposed transaction, Tiomin completed a thorough Technical Due Diligence review on Cadiscor and on its main asset, the Sleeping Giant Mine, including the engagement of Scott Wilson Roscoe Postle Associates Inc., an Independent Firm of geological and mining consultants, which reviewed and confirmed the development plan of the Sleeping Giant Mine, as well as the financial soundness of the development and production plan for the continuing company.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

SUPPL

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.